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                      PLATINUM UNDERWRITERS HOLDINGS, LTD.
                             The Belvedere Building
                               69 Pitts Bay Road
                            Pembroke, Bermuda HM 08

                               September 20, 2005

CONFIDENTIAL
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Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Dana Hartz

             Re:  Platinum Underwriters Holdings, Ltd.
                  Form 10-K for the Year Ended December 31, 2004
                  File Number: 001-31341
                  ----------------------------------------------

Ladies and Gentlemen:

     Under the Securities Exchange Act of 1934, as amended, Platinum Underwriters Holdings, Ltd. ("Platinum Holdings") has filed an amendment to the above-captioned Form 10-K.

     Platinum Holdings hereby acknowledges that: (1) Platinum Holdings is responsible for the adequacy and the accuracy of the disclosure in the filing;
(2) comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Platinum Holdings may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                              Very truly yours,

                              Platinum Underwriters Holdings, Ltd.

                              By: /s/  Joseph F. Fisher
                                  ---------------------------------
                                  Name:   Joseph F. Fisher
                                  Title:  Executive Vice President and
                                          Chief Financial Officer